

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2010

James Lusk
Chief Executive Officer
JA Energy
4800 W. Dewey Drive
Las Vegas, NV 89118

> **Re:** **JA Energy**
> **Amendment No. 3 to Form S-1**
> **Filed December 10, 2010**
> **File No. 333-169485**

Dear Mr. Lusk:

We have reviewed your registration statement and have the following comments.

General

1.   In connection with future amendments, please be sure to EDGAR-file a marked version of the filing to show the changes made to the filing. Please refer to Rule 310 of Regulation S-T.

Business Description, page 26

Sales and Marketing, page 30

2.   We note your response to comment nine in our letter dated December 6, 2010, as well as your revised and expanded disclosure. It is still unclear, however, how your program will increase nutrition and the production of produce in inner cities. Pleas revise your disclosure to clarify the relationship between your program and these outcomes. In addition, assuming the existence of the preceding relationship, please clarify whether it is your expectation that charities would then qualify for Inner City Foods Program grants that they could use to purchase MDUs and feedstock. Your current disclosure is still vague as to the connections between your inner city program and the government programs that you reference.

Legal Proceedings, page 38

3.   We note your response to comment 11 in our letter dated December 6, 2010, as well as your revised and expanded disclosure. Your revised disclosure suggests that you are negotiating to purchase the MDU and its related rights from Green Global Systems, Inc. for $94,000 because to do so would be cheaper than to independently re-develop and build the MDU yourself, not because you or Mr. Lusk is subject to adverse claims that

you are trying to settle to avoid litigation. If this characterization is accurate, please tell us why you have provided this disclosure in your legal proceedings section and stated that "it could lead to the commencement of legal proceedings." As you have described it, this negotiation sounds more like the acquisition of a business asset rather than the settlement of a legal dispute. If you continue to believe that this negotiation could give rise to legal proceedings, please clarify for us, in detail, the basis of the claims that you believe might be asserted and revise your disclosure accordingly.

Certain Relationships and related Transactions, page 44

4.   We note your response to comment 13 in our letter dated December 6, 2010. Based on your revised disclosure and your response, it appears to us that Mr. Lusk would have an indirect material interest in any transaction between you and Green Global Systems, LLC because Mr. Lusk is your chief executive officer and the owner of 50% of Green Global Systems, LLC. Please refer to Item 404(a) and (d) of Regulation S-K. Accordingly, please revise your disclosure to include the MDU transaction that you are negotiating with Green Global Systems, LLC.

Financial Statements, page 64

5.   Please take note of the financial statement updating requirements set forth in Rule 8-08 of Article 8 of Regulation S-X. In this regard, we note that it appears that your current financial statements will become stale after January 12, 2010.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or Alfred Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Dietrich King, Staff Attorney, at (202) 551-3338 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Thomas C. Cook, Esq.
        Law Offices of Thomas C. Cook (via facsimile to 702-221-1963)